EXHIBIT 99.32

GAMMON LAKE RESOURCES INC.
202 Brownlow Avenue, Cambridge 2, Suite 306
Dartmouth, Nova Scotia, B3B 1T5
Tel:   902-468-0614     Fax:   902-468-0631
www.gammonlake.com
TSX:GAM / NASDAQ (OTC):GMLRF / BSX:GL7

Press Release 5-2003	April 2, 2003

DRILLING ENCOUNTERS NEW HIGH-GRADE ZONE IN COMPANY’S
100%-OWNED OCAMPO PROJECT AREA.

Two New Holes Hit High-Grade in New Rosario Zone; OG-48 Cuts 6 Metres 33.4 g/t Gold and
975 g/t Silver and OG-35 Cuts 4.5 Metres of 12.4 g/t Gold and 912 g/t Silver. OG-48 includes 1.98 ounces (61.5 grams) per tonne gold and 52.57 ounces (1,634 grams) per tonne silver over 3 meters
(10 feet).

Construction of a 4 x 4.5 Metre Decline Ramp Has Begun, Expanding The Nature and Scope of
Gammon’s Exploration and Development Program At the 100%-Owned Ocampo Gold/Silver
Project.

Bolnisi Projects That Construction at the Open-Pit Ocampo Project; Where Bolnisi is Earning a
60% Interest Will Commence Early in the Second Half of 2003 and Production To Commence By
the End of This Year.

Gammon Lake Resources Inc. (GAM:TSX; U.S. OTC:GMLRF) is pleased to report drill results from a new high-grade zone encountered at its 100%-owned Ocampo project area. Highlights of new drill results, from the new Rosario structure, as shown in the accompanying table, include OG-48 which intersected 6 metres of 33.4 g/t gold and 975 g/t silver, and hole OG-35 which reported 4.5 metres of 12.4 g/t gold and 912 g/t silver. Hole OG-48 also included 1.98 ounces (61.5 grams) per tonne gold and 52.57 ounces (1,634 grams) per tonne silver over 3 meters (10 feet). The true width of the intercept results remains to be determined.

Drilling continues on a 25,000-metre program with 4 drill rigs running around the clock. The results to date continue to prove the presence of high-grade mineralization well below the limit of historic mining and in areas not previously mined.

Drilling in the new Rosario zones intercepted high-grade gold and silver results at approximately the same elevation as the high-grade zone at the Aventurero structure. Elevationally controlled high-grade zones are a common feature in epithermal gold/silver deposits, suggesting that many of the other structures on the property that have not been drilled to this depth could very well have elevated grades as Gammon Lake continues drilling down dip along such structures.

The recognition of the presence of this high-grade elevational horizon in multiple structures has greatly expanded the exploration potential of the 27-kilometres of mineralized structures contained within the 100%-owned Ocampo gold/silver project.

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Target	Drill Hole	From	To	Interval (Metres)	Gold g/t	Silver g/t	eAu g/t (65:1)

Rosario	OGDH-48	81	87	6	33.4	975	48.40

	includes	84	87	3	61.5	1,635	86.65

San Amado	and	51	52.5	1.5	14.1	848	27.15

	and	58.5	61.5	3	8.4	149	10.69

Aventurero	OGDH-46	189	190.5	1.5	3	16	3.25

	and	282	283.5	1.5	1.7	145	3.93

	OGDH-44	166.5	168	1.5	36.4	225	39.86

	OG-39	112.5	117	4.5	5	769	16.83

	includes	112.5	115.5	3	7.3	1,040	23.30

	and	135	139.5	4.5	0.9	158	3.33

	OGDH-36	201	211.5	10.5	2	167	4.57

	includes	201	204	3	5.1	155	7.48

Rosario	OGDH-35	120	124.5	4.5	12.4	912	26.43

	and	129	130.5	1.5	1.8	116	3.58

La Cruz	and	235.5	237	1.5	4.8	218	8.15

La Puerta	OGDH-33	40.5	48	7.5	1.1	34	1.62

San Juan	OGDH-31	231	235.5	4.5	1.1	157	3.52

Aventurero	OGDH-29	147.6	150.6	3	1.1	195	4.10

Los Muertos		260.1	261.6	1.5	2.9	61	3.84

San Juan		323.1	324.6	1.5	10.4	36	10.95

Aventurero	OGDH-27	213.9	215.4	1.5	0.2	304	4.88

	and	282.9	284.4	1.5	8	10	8.15

Gold equivalent values are based on 65 grams of silver = 1 gram of gold, calculated on a gold price of US $300 and silver price of US $4.61.

OGDH-25, 26, 28, 30, 32, 34, 37, 38, 40, 41, 42, 43, 45, 47 intersected low-grade.

Underground Exploration Expands as Intensive Drilling Continues From Surface.

Exploration results at the Company’s wholly-owned high-grade Ocampo project area have been so successful that the Company is adding an underground development and exploration phase while continuing its intensive drilling from surface. The underground program includes the construction of 2.5 kms of 4 x 4.5-metre ramps and tunnels to access the San Juan, Aventurero, Balvanera, Rosario and Brenda Mine veins. Ramp construction began on March 15th.

The opening of ramps and tunnels will allow the Company to access high-grade zones for underground drilling directly in these zones. This will better define the high-grade zones and extend the depth capacity that Gammon is able to reach by completing down dip drilling from underground drill stations. The underground development will be positioned several hundred metres below previously drill indicated high-grade gold/silver resources.

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The new underground development and exploration program is illustrated in a 3-D diagram which shows positioning of proposed ramps and tunnels in relation to intersecting high-grade zones discovered by drilling from surface.

The Company also believes that the underground exploration program will facilitate the discovery of hidden high-grade structures with little or no surface expression.

In addition to better defining a large high-grade underground resource, Gammon Lake will be in a position to start extraction of the ore after infill drilling has been completed from underground drill stations. The access ramps will be constructed 4-metres wide by 4.5-metres high to facilitate the mining and extraction of ore from a future large-scale underground operation. As an added benefit, the Company believes that developing these ramps while still in exploration will act to significantly reduce the capital required for mine development in the operating stage of the project.

Update On Bolnisi Project Earn-In Project Area.

Bolnisi Gold NL, of Sydney, Australia, which is earning in a 60% interest in an open-pit gold/silver project in another section of the Ocampo project, has also reported further information on the advancement on this project in its Half-Year Financial Report for the year ended December 31, 2002.

Bolnisi projects that construction at the open-pit Ocampo project will commence early in the second half of 2003 with production to commence at the end of this year. A final feasibility study was well advanced toward completion by year-end 2002, and Gammon Lake expects to receive the final feasibility study in April.

Under the Earn-In Agreement, Bolnisi pays Gammon Lake CDN $30,000 per month, increasing to CDN $100,000 per month if the project is not in production by this September. Bolnisi is obliged to provide written notice within ten days of completion of its feasibility study that it will proceed to establish a joint venture to develop the area of interest at an annualized rate of production of at least 1.25 million tonnes of ore in order to earn its 60% interest. According to an independent report issued by the engineering consultant firm of Pincock, Allen & Holt, dated April 8, 2002, Gammon’s 40% interest should be in excess of 40,000 ounces of gold-equivalent per year from this project, with no capital payback.

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Bolnisi reported that results from drilling undertaken in the last quarter of 2002 are being processed with updated geological models to be completed in the near future. Whittle 4X pit optimization work will be redone progressively using updated models. Bolnisi said that optimization work and financial modeling based on the preliminary geological model and pit optimizations has determined a very robust and financially viable project producing approximately 100,000 ounces of gold-equivalent for at least 5 years. The company also reported that environmental work and permitting is in progress.

Bolnisi also reported on continuing metallurgical and process engineering work at the open-pit project. A series of cyanide leach, gravity/leach, and float/leach tests have been performed on the Ocampo Project master composites to determine the most economic and practical process flow sheet for the Ocampo deposits. In addition to these tests, standard comminution and other tests required for process design have been completed. Variability testing of individual samples from the Ocampo deposits, of which the master composites are comprised, is currently in progress. The Bond ball millwork index variability tests have been completed. The average gold and silver grades of the master composites and for the Ocampo deposits are approximately 2.6 g/t Au and 90 g/t Ag.

Gammon Lake Resources Inc. is a Nova Scotia based mineral exploration Company with properties in Mexico. The Company’s website is www.gammonlake.com. Shares of the Company trade on the Toronto Stock Exchange under the symbol GAM; and on the U.S. OTC market under the symbol GMLRF. For additional information please contact Mr. Bradley Langille, Chief Executive Officer, at (902) 468-0614. Mr. Clancy Wendt, P.Geo., an independent third party geologist has reviewed all technical data and is the qualified person responsible for all technical data reported in this news release.

CAUTIONARY STATEMENT
No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain “forward-looking statements”. All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Gammon Lake, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Gammon Lake’s expectations are exploration risks detailed herein and from time to time in the filings made by Gammon Lake with securities regulators.